JelikaLite Corp



ANNUAL REPORT

30 Wall Street, 8th Floor

New York, NY 10005

(917) 566-8151

https://jelikalite.com/

This Annual Report is dated May 2, 2022.

BUSINESS

JelikaLite is a corporation organized under the laws of Delaware that developed a novel medical device (Cognilum) that is intended to reduce symptoms of autism in children, by improving language skills and responsiveness, improving integration into society and reducing lifetime costs. Cognilum is a data-device integrated system.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $350,000.00

Use of proceeds: product prototype development, clinical trials, patents, fundraising.

Date: March 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: product prototype development, clinical trials, patents, fundraising.

Date: August 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $70,000.00

Use of proceeds: product prototype development, clinical trials, patents, fundraising.

Date: November 30, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020.

Revenue

Revenue was $0 in both 2021 and 2020. We believe with the funding from this raise and future anticipated sources (raises, grants) we can begin to generate revenue in the next few years.

Cost of Sales

Cost of Sales was $0 in both 2021 and 2020. We believe with the funding from this raise and future anticipated sources (raises, grants) we can continue to develop our product for future sales.

Gross margins
With Revenue and Cost of Sales at $0 for both years, our gross margin was also $0.

Expenses

Total expenses were $53,893.92 in 2021 and $166,212 in 2020. This decrease was due to costs of clinical trial and little cost of product development.

Historical results and cash flows:

In the future, we should expect even higher expenses on research and development, which includes clinical trials, product developers, etc. Once we have a manufacturing ready prototype, we will be spending more money on marketing and sales.

We anticipate initial sales by the end of 2023. We received a Breakthrough Device Designation in December 2021. We anticipate having a Phase II clinical trial start by Q1 2023, to be completed by mid 2023. Given that the device is anticipated to be a Class II medical device (safe / non-invasive), the regulatory process is not as long as it is for Class III medical devices (where the approval process may take years)

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $81,163.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Terry Moore

Amount Owed: $100,000.00

Interest Rate: 0.0%

$100,000 Cap Rate: $3.25M shares of preferred shares. 0% interest rate, no maturity date.

Creditor: Ina Kopina

Amount Owed: $30,000.00

Interest Rate: 0.0%

$30,000, Cap Rate: $3.25M, 0% interest rate, no maturity date.

Creditor: Sheldon Margules Revocable Trust

Amount Owed: $20,000.00

Interest Rate: 0.0%

$20,000 Cap Rate: 3.25M 0% interest rate, no maturity date.

Creditor: Boris Levenshteyn

Amount Owed: $140,000.00

Interest Rate: 0.0%

$140,000, Cap Rate: 3.25M, 0% interest rate, no maturity date.

Creditor: Andrey Sapunov

Amount Owed: $20,000.00

Interest Rate: 0.0%

$20,000, 0% interest rate, no maturity date. Cap Rate: $3.25M

Creditor: Maxim Kalachenkov

Amount Owed: $40,000.00

Interest Rate: 0.0%

$40,000, 0% interest rate, no maturity date. Cap Rate: $3.25M

Creditor: Fuze Hub Inc.

Amount Owed: $50,000.00

Interest Rate: 0.0%

$50,000, 0% interest rate, no maturity date. Cap Rate: $4,000,000

Creditor: Anne-Marie Maman

Amount Owed: $20,000.00

Interest Rate: 0.0%

Cap Rate: $5M

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Katya Sverdlov

Katya Sverdlov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CEO

Dates of Service: February 19, 2019 - Present

Responsibilities: making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board). Does not currently receive a salary. Katya currently splits her time evently between JelikaLite and Sverdlov Law. Moving forward she plans to spend approximately 40-60 hours per week working for JelikaLite and 10-15 hours per week at Sverdlov Law. Once the JelikaLite raises $1 Million or more Katya plans on either closing or selling Sverdlov and working full-time at JelikaLite. Once this happens she will begin to receive a salary of $125k per year for her work at JelikaLite.

Position: CFO

Dates of Service: February 19, 2019 - Present

Responsibilities: tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions

Position: Director

Dates of Service: February 11, 2019 - Present

Responsibilities: Governing the organization by establishing its mission, policies, and objectives; selecting, appointing, supporting, and reviewing the officers; approving annual budgets; and accounting to the shareholders for the corporation’s performance

Other business experience in the past three years:

Employer: Sverdlov Law PLLC

Title: Principal

Dates of Service: November 15, 2015 - Present

Responsibilities: Managing and operate a law firm. Katya currently splits her time evenly between managing and operating Sverdlov Law and working at JelikaLite. Moving forward Katya plans to spend 10-15 hours working at Sverdlov Law. Katya currently receives $150k per month for her work at Sverdlov Law. Once JelikaLite raises $1 Million or more she plans to either sell or

close Sverdlov Law and begin working at Jelika Lite full time.

Name: Eugenia Steingold

Eugenia Steingold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Chief Science Officer

Dates of Service: February 19, 2019 - Present

Responsibilities: envisioning and developing research capabilities (human, methodological, and technological) for responsible for envisioning and developing research capabilities (human, methodological, and technological) for developing evidence of the validity and utility of research products, and for communicating with the scientific and customer communities concerning capabilities and scientific product offerings. Does not currently receive a salary.

Other business experience in the past three years:

Employer: Doctor Steingold Psychology PC

Title: Owner/Principal

Dates of Service: January 01, 2015 - Present

Responsibilities: own and maintain psychology practice, see patients

Name: Maxim Kalachenkov

Maxim Kalachenkov's current primary role is with Mitro International Limited . Maxim Kalachenkov currently services 4 hours a month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: October 25, 2021 - Present

Responsibilities: Governing the organization by establishing its mission, policies, and objectives; selecting, appointing, supporting, and reviewing the officers; approving annual budgets; and accounting to the shareholders for the corporation's performance. Does not currently receive a salary.

Other business experience in the past three years:

Employer: Mitro International Limited

Title: Head of the Legal Department

Dates of Service: January 01, 2020 - Present

Responsibilities: Selection and management of personnel, Legal support of the company's activities, Participation in the formation of the development strategy of the company and the project

Other business experience in the past three years:

Employer: LLC Pro-Law

Title: Leading Partner

Dates of Service: January 01, 2006 - Present

Responsibilities: Leading partner of law firm, resolving legal issues, Leads the firm as a member of the executive committee. Develops strategies for accomplishing the firm's key performance indicators, Implements strategies to increase profitability and firm performance. Sets and improves the firm's policies and procedures.

Other business experience in the past three years:

Employer: LLC MC CorSarNeft

Title: Member of the Board

Dates of Service: January 01, 2005 - Present

Responsibilities: Serves on Board of Directors

Name: Elizaveta Logounova

Elizaveta Logounova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: October 25, 2021 - Present

Responsibilities: Oversees the day-to-day administrative and operational functions of a business. Does not currently receive a salary.

Position: Secretary

Dates of Service: October 25, 2021 - Present

Responsibilities: Responsible for ensuring that the records, or minutes of the Board's actions during a Board meeting, reflect the proper exercise of those fiduciary duties.

Other business experience in the past three years:

Employer: World Resources Institute

Title: Senior Technology Manager

Dates of Service: April 01, 2017 - April 01, 2021

Responsibilities: Product Manager

Name: Luis De Taboada

Luis De Taboada 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: December 01, 2020 - Present

Responsibilities: Responsible for overseeing the development of technology for external customers, vendors, and other clients to help improve and increase business.

Other business experience in the past three years:

Employer: LiteCure LLC

Title: Chief Technology Officer

Dates of Service: June 01, 2014 - December 01, 2020

Responsibilities: Provided strategic technical leadership for new product cultivation for Veterinary and Medical Devices

Other business experience in the past three years:

Employer: DJO Global

Title: VP Advanced Research

Dates of Service: December 01, 2020 - Present

Responsibilities: Helps oversee research aspect of intelligent medical device company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Katya Sverdlov

Amount and nature of Beneficial ownership: 8,500,000

Percent of class: 50.0

Title of class: Common Stock

Stockholder Name: Eugenia Steingold

Amount and nature of Beneficial ownership: 8,500,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name of Entity: Maxim Kalachenkov

Relationship to Company: Director

Nature / amount of interest in the transaction: $40,000, Cap Rate: $3.25M

Material Terms: $40,000, Cap Rate: $3.25M, 0% interest rate, no maturity date.

Name of Entity: Ina Kopina

Relationship to Company: Family member

Nature / amount of interest in the transaction: $30,000, Cap Rate: $3.25M

Material Terms: $30,000, Cap Rate: $3.25M 0% interest rate, no maturity date.

Name of Entity: Boris Levenshteyn

Relationship to Company: Family member

Nature / amount of interest in the transaction: $140,000, Cap Rate: 3.25M

Material Terms: $140,000, Cap Rate: 3.25M 0% interest rate, no maturity date.

Name of Entity: Nik Koblov 2021 Irrevocable Trust

Names of 20% owners: N/A

Relationship to Company: Officer

Nature / amount of interest in the transaction: $50,000, Cap Rate: $4M

Material Terms: $50,000 0% interest rate, no maturity date.

OUR SECURITIES

The company has authorized Common Stock, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,152 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 17,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see Voting Rights of Securities Sold in this Offering below for additional detail.

Material Rights

The total amount of Common Stock outstanding does not include shares to be issued pursuant to stock options. The amount of options to be issued is yet to be determined, but the company estimates these options will represent approximately 7% of equity.

Dividends

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred equity and the terms of the SAFE are outlined below:

Amount outstanding: $350,000.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $3,250,000.00

Conversion Trigger: Issuance of Preferred Equity Securities

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred equity and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00

Interest Rate: %

Discount Rate: 85.0%

Valuation Cap: $4,000,000.00

Conversion Trigger: Issurance of Preferred Equity

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

JelikaLite Corp

By   /s/ *Katya Sverdlov*

        Name: JelikaLite Corp

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, KATYA SVERDLOV, the CHIEF EXECUTIVE OFFICER of JELIKALITE CORP., hereby certify that the financial statements of JELIKALITE CORP. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of -$53,893.92; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2022.

Katya Sverdlov
________________________ (Signature)

CEO (Title)

April 29, 2022 (Date)

JelikaLite Inc
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Chase #1001	81,163.03
Total Checking/Savings	81,163.03
Other Current Assets	
Notes Receivable	10,000.00
Total Other Current Assets	10,000.00
Total Current Assets	91,163.03
Fixed Assets	
Intangible Assets	
Accumulated Amortization	-57,991.00
Intangible Assets - Other	364,032.34
Total Intangible Assets	306,041.34
Total Fixed Assets	306,041.34
TOTAL ASSETS	397,204.37
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable	388.00
Total Other Current Liabilities	388.00
Total Current Liabilities	388.00
Long Term Liabilities	
Long Term Liability	
Future Equity Obligations	450,000.00
Total Long Term Liability	450,000.00
Total Long Term Liabilities	450,000.00
Total Liabilities	450,388.00
Equity	
Capital Stock	710.29
Net Income	-53,893.92
Total Equity	-53,183.63
TOTAL LIABILITIES & EQUITY	397,204.37

12:50 PM
04/07/22
Cash Basis

JelikaLite Inc
Profit & Loss
November through December 2021

		Nov - Dec 21
Ordinary Income/Expense		
Expense		
Bank Service Fees		100.00
Marketing Surveys		1,000.00
Other Expenses		6,143.00
Professional Services		
Consulting Services	19,368.75	
Legal Services	2,814.00	
Patent Attorney	15,183.17	
Total Professional Services		37,365.92
Website Developer		9,285.00
Total Expense		53,893.92
Net Ordinary Income		-53,893.92
Net Income		**-53,893.92**

CERTIFICATION

I, Katya Sverdlov, Principal Executive Officer of JelikaLite Corp, hereby certify that the financial statements of JelikaLite Corp included in this Report are true and complete in all material respects.

Katya Sverdlov

CEO